Filed by FG Merger II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Boxabl Inc.

Commission File No. 000-56579

Date: June 15, 2026

As previously disclosed, on August 4, 2025, Boxabl Inc. (“Boxabl”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, FG Merger II Corp., a Nevada corporation (“FGMC”), and FG Merger Sub II Inc., a Nevada corporation and wholly-owned subsidiary of FGMC (“Merger Sub”). The Merger Agreement provides for a two-step merger transaction (the “Mergers”) in which, first, Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned subsidiary of FGMC, and, immediately thereafter, the Company (as the surviving company in the First Merger) will merge with and into FGMC (the “Second Merger”), with FGMC continuing as the surviving public company (the “Surviving Pubco”). By virtue of the consummation of the Mergers, the Surviving Pubco will change its name to BOXABL Inc.

On June 11, 2026, Boxabl published the following press release.

BOXABL Unveils Rego-Brix Concept for Radiation Shielding Using Lunar Regolith

Concept proposes modular building blocks designed to convert local moon dust into protective habitat shielding

LAS VEGAS June 11, 2026— BOXABL today introduced Rego-Brix, a BOXABL developed, radiation-shielding system designed to address one of the most significant obstacles facing long-duration human habitation beyond Earth: exposure to galactic cosmic radiation. The new concept focuses on utilizing regolith—the loose rock and dust covering the lunar surface—to create modular shielding structures that can surround habitats without requiring large quantities of protective material to be launched from Earth.

The concept is presented in BOXABL's video "DON'T DIE ON THE MOON (Part 2) — Rego-Brix by BOXABL," which explores radiation protection for future lunar settlers. The video outlines how locally sourced regolith could be incorporated into modular shielding systems to reduce launch requirements and support long-term habitation.

While transportation and deployment remain critical considerations for lunar infrastructure, long-term astronaut safety presents an equally important challenge. According to NASA, galactic cosmic rays are constantly present from all directions in environments with little or no atmosphere — such as space or the Moon. Long-term exposure has been linked to DNA damage, increased cancer risk, cognitive and memory impairment, heart disease, cataracts, and potentially accelerated aging and neurodegenerative conditions.

The Rego-Brix system provides a practical approach to mitigating that risk by leveraging materials already available at the destination. The concept consists of modular, nestable components that can be transported efficiently and subsequently filled with local regolith to form protective barriers around living quarters. Designed to fold flat for transport and expand on-site, t he system seeks to dramatically reduce the volume required to launch shielding materials from Earth.

"The moon has plenty of dust and rock, but very little natural protection from radiation," said BOXABL CEO Paolo Tiramani. "Rego-Brix was conceived around a simple idea: use what's already there. By creating a structured system designed to hold and organize lunar regolith around habitats, we set out to explore whether local materials could help address one of the most significant challenges facing long-term human presence beyond Earth. We believe technologies that leverage in-situ resources will play an important role in the future of space settlement."

Rego-Brix is envisioned as a complementary system to UFO (BOXABL's foldable habitat unit), creating a two-part approach to early-stage off-world settlement: rapidly deployable habitats paired with locally sourced radiation shielding. Together, the concepts explore how future explorers may one day establish safer, more sustainable living environments on the moon and beyond.

BOXABL, which holds patents related to the Rego-Brix concept, has stated that it intends to make the Rego-Brix concept available on a royalty-free basis, reflecting the company's belief that technologies supporting astronaut safety and long-term habitation may benefit from broad collaboration across the global space community.

BOXABL is currently completing a merger with FG Merger II Corp. (Nasdaq: FGMC), which will result in the combined company listing on Nasdaq under the ticker symbol 'BXBL'.

About BOXABL

BOXABL is transforming the housing market with its modular building systems designed to deliver affordable, high-quality homes at unprecedented speed. Founded in 2017, BOXABL's innovative approach has attracted worldwide attention as it aims to solve housing challenges for individuals and communities alike. BOXABL’s flagship product, the Casita, is a 361 square foot studio unit with a full kitchen, bathroom, and utilities. The Casita unfolds on-site in less than an hour and is manufactured inside BOXABL's facilities. BOXABL also has announced the Baby Box, a smaller 120 square foot unit built to RV code, intended for simpler, no foundation setups. BOXABL is also developing stackable and connectable box models that can be combined to form townhomes, multifamily units, or larger single-family homes.

https://www.boxabl.com/ir

About FG Merger II Corp. (Nasdaq FGMC)

FG Merger II Corp.(Nasdaq: FGMC) is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

https://fgmerger.com/

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the merger agreement, has been filed by FGMC in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the "SEC"). FGMC has filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, which has been declared effective, and a prospectus pursuant to Rule 424(b) under the Securities Act (the "Prospectus"), which includes the definitive proxy statement distributed to FGMC's stockholders and BOXABL’s stockholders in connection with the Special Meetings and the securities to be issued to BOXABL's stockholders in connection with the completion of the proposed transaction. The definitive proxy statement/prospectus and other relevant documents were mailed to BOXABL stockholders and FGMC stockholders as of the record date established for voting on the proposed transaction. Before making any investment decision, FGMC and BOXABL stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by FGMC in connection with the proposed transaction, as these documents contain important information about FGMC, BOXABL and the proposed transaction. Stockholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by FGMC with the SEC, without charge, at the SEC's website located at www.sec.gov or by directing a written request to FG Merger II Corp., 104 S. Walnut Street, Unit 1A, Itasca, IL 60143 or to BOXABL, 5345 E North Belt Rd, Las Vegas, NV 89115.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as "plan," "project," "will," "estimate," "intend," "expect," "believe," "target," "continue," "could," "may," "might," "possible," "potential," "predict" or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections of development and commercialization costs and timelines; expectations regarding BOXABL's ability to execute its business model and the expected financial benefits of such model; expectations regarding BOXABL's ability to attract, retain, and expand its customer base; BOXABL's deployment of Casita; BOXABL's expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting BOXABL's markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for BOXABL to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of BOXABL and FGMC.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that BOXABL is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; BOXABL's historical net losses and limited operating history; BOXABL's expectations regarding future financial performance, capital requirements and unit economics; BOXABL's use and reporting of business and operational metrics; BOXABL's competitive landscape; BOXABL's dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of BOXABL's business plans and the potential need for additional future financing; BOXABL's ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; BOXABL's reliance on strategic partners and other third parties; BOXABL's ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company's ability to maintain internal control over financial reporting and operate as a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; level of redemptions by FGMC stockholders in connection with the proposed transaction, which could leave the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings or government investigations that may be commenced against BOXABL or FGMC; failure to realize the anticipated benefits of the proposed transaction; the ability of FGMC or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in FGMC's and BOXABL’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by BOXABL, FGMC or the combined company resulting from the proposed transaction with the SEC, including under the heading "Risk Factors." If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of BOXABL's and FGMC's management as of the date of this communication; subsequent events and developments may cause their assessments to change. While BOXABL and FGMC may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in FGMC is not an investment in any of its founders' or sponsors' past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of FGMC, which may differ materially from the performance of our founders' or sponsors' past investments.

Participants in the Solicitation

FGMC, BOXABL and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from FGMC's stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FGMC's and BOXABL's stockholders in connection with the proposed transaction as set forth in the joint proxy statement/prospectus filed by FGMC and BOXABL with the SEC. You can find more information about FGMC's directors and executive officers in FGMC's and BOXABL's joint proxy statement/prospectus dated May 12, 2026, and in periodic reports filed by FGMC with the SEC. You can find more information about BOXABL's directors and executive officers in its Annual Report on Form 10-K, filed with the SEC on March 27, 2026. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.